As filed with the Securities and Exchange Commission on October 25, 2001                          CIK:  0001035270
                                                                                Registration No. 333-93475
                            ============================================================
                                         SECURITIES AND EXCHANGE COMMISSION
                                               Washington, D.C. 20549

                                               ----------------------

                                         POST-EFFECTIVE AMENDMENT No. 2 to
                                                     FORM SB-2
                                               REGISTRATION STATEMENT
                                                       UNDER
                                             THE SECURITIES ACT OF 1933

                                               ----------------------

                                    PIF/Cornerstone Ministries Investments, Inc.
                                   (Name of small business issuer in its charter)

            Georgia                                     6531                                    58-2232313
(State or jurisdiction of incorporation or  (Primary Standard Industrial       (I.R.S. Employer Identification No.)
          organization)                      Classification Code Number)

                                          6030 Bethelview Road, Suite 101
                                               Cumming, Georgia 30040
                                                    404.323.3311
           (Address and telephone number of principal executive offices and principal place of business)

                           Cecil A. Brooks, Chairman, President, Chief Executive Officer
                                    PIF/Cornerstone Ministries Investments, Inc.
                                          6030 Bethelview Road, Suite 101
                                               Cumming, Georgia 30040
                                                    404.323.3311

                                               ----------------------

                                                     Copies to:
                                                     Drew Field
                                                 534 Pacific Avenue
                                              San Francisco, CA 94133
                                                    415.296.9795

                                               ----------------------

                         Approximate date of commencement of proposed sale to the public:
              As soon as practicable after the effective date of this Post-Effective Amendment No. 2.

                                               ----------------------

                                          CALCULATION OF REGISTRATION FEE

===================================================================================================================
      Title of each                     Dollar         Proposed maximum        Proposed maximum
    class of securities              Amount to be       offering price        aggregate offering      Amount of
     to be registered                 registered      per share/certificate           price        registration fee
-------------------------------------------------------------------------------------------------------------------

Common Stock, without par value        $ 2,112,500           $  6.50               $ 2,112,500          $  504.89
Series B Certificates of Indebtedness  $16,000,000           $500.00               $16,000,000          $3,824.00
                                                                                    Total               $4,328.89

     The registrant  hereby amends this  registration  statement on such date or dates as may be necessary to delay its  effective  date until the  registrant  shall file a further  amendment  which  specifically  states  that this registration  statement shall thereafter  become effective in accordance with Section 8(a) of the Securities Act of
1933 or until the registration statement shall become effective on such date as the Commission,  acting pursuant to said Section 8(a), may determine.

     If any of the securities on this Form are to be offered on a delayed or continuous  basis pursuant to Rule 415 under the Securities Act of 1933, check the following: X

===================================================================================================================

                                EXPLANATORY NOTE



The registration statement, and this post-effective amendment, contain two forms of prospectus, one to be used in connection with an offering of common stock and one to be used in a concurrent offering of certificates of indebtedness. The common stock prospectus and the certificate of indebtedness prospectus are identical in all respects except for the front cover page. The front cover page for the certificate of indebtedness prospectus included in this registration statement is labeled "Alternate Certificate of Indebtedness Page." The form of common stock prospectus is included in this post-effective amendment no. 2 to the registration statement. The form of the front cover page of the certificate of indebtedness prospectus follow the common stock prospectus.

                                 325,000 SHARES

                                 PIF/Cornerstone
                                   Ministries
                                Investments, Inc.

                                  COMMON STOCK

                           --------------------------

         PIF/Cornerstone Ministries Investments, Inc. is offering these 325,000 shares of common stock directly to investors and also through selected securities broker-dealers, on a best efforts basis.

         The shares have been approved for listing on the Chicago Stock Exchange after completion of the offering.

         This offering will end when all the shares have been purchased or earlier, if we decide to close the offering.

                           --------------------------

         This offering involves a high degree of risk. See "Risk Factors" beginning on page 4.

                           --------------------------

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the shares or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

================================================================================
                    Public              Broker-dealer
                   Offering              Discounts and            Proceeds to
                     Price                Commissions                 CMI

  Per Share        $     6.50               $  0.455             $    6.045
--------------------------------------------------------------------------------
  Total            $2,112,500               $147,875             $1,964,625
--------------------------------------------------------------------------------

                           --------------------------


                 The date of this Prospectus is___________, 2001

     We have not authorized anyone to give you any information or make any representation that is not in this prospectus. The information in this prospectus is current and correct only as of the date of this prospectus, regardless of the time of its delivery or of any sale of the certificates. We are offering to sell, and seeking offers to buy the certificates only in jurisdictions where offers and sales are permitted.


                                            -----------------------

                                                TABLE OF CONTENTS

                                                        Page                                                   Page
Prospectus summary...................................     3   Certain transactions..........................    17
Risk factors.........................................     4   Principal shareowners.........................    17
Note about forward-looking statements ...............     6   Description of securities.....................    18
Use of proceeds......................................     6   Future resale of securities...................    20
Management's discussion and analysis of financial             Plan of distribution......................        21
condition and results of operations..................     6   Experts.......................................    21
Business.............................................     9   Available Information.........................    21
Management...........................................    15   Index to financial statements.................    22

                                            -----------------------



Until ______________, 2002 (90 days after the date of this prospectus) all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               Prospectus summary

This summary highlights some information from this prospectus. To understand this offering fully, you should read the entire prospectus carefully, including the risk factors and the financial statements.


Our business

PIF/Cornerstone Ministries Investments, Inc. finances land and buildings for churches and related nonprofit faith-based schools, senior housing, affordable housing and daycare facilities. We began operations in 1985 as Presbyterian Investors Fund, Inc., a nonprofit corporation. Cornerstone Ministries Investments, Inc. was organized as a for profit corporation in 1996. The two were merged in December 2000. At June 30, 2001, we owned $30,075,873 in loans and properties. Funding for these loans had come from $28,248,800 in certificates of indebtedness and $3,449,267 in shares of common stock. We had 1,199 certificate holders and 226 shareowners.


Our objectives

Our goal is to help churches and other faith-based organizations buy or build the facilities they need to carry out their missions and goals. These groups find it difficult to finance their projects and we have little competition in this market. We use our own funds, often together with financing from banks or other investors. We have developed some unique approaches to providing financing for these borrowers. Where there is no suitable existing building, we may develop a new facility for a qualified candidate. We are not long-term lenders in these properties. Rather, we seek to provide basically a bridge to qualification for conventional financing.


Interest and dividends

Interest is payable on the certificates at March 15 and October 15 each year, at the annual rate of 7% for certificates due in 2005 and 9% for certificates due in 2007. We have paid all interest payments as due to existing certificate holders, who must be paid before any dividends. For the past year, we have been paying cash dividends on our common stock, at an annual rate of 10% on the share purchase price. Dividend payments in the future will depend upon there being sufficient net income and a decision by our board of directors.


How to buy certificates or shares

You can fill out the order form and return it with your check for the amount of your investment. You can also purchase certificates or shares from any of the securities broker-dealers who are our sales agents for this offering. The minimum investment is $500 for certificates and $100 for shares.


How you can communicate with us

Our office is at 6030 Bethelview Road, Suite 101, Cumming, Georgia 30040. Our telephone number is (678) 455-1100 and our fax number is (678) 455-1114. You are invited to call or write Jayme Sickert. His email address is jayme@cmiatlanta.com.

                                  Risk factors

o Properties we own or finance may cause losses that could reduce or eliminate your interest payments or dividends and cause you to lose part or all of the amount you invested. These risks include: . o Properties we might have to take over for nonpayment could be sold at a loss. In the event a borrower is unable to pay its loan or lease and we must take over the property, we may find it difficult to find a buyer for the property at a price that will not result in our losing money. Many of the properties which will serve as the collateral for our loans will be church buildings or other limited use facilities. Designed specifically to meet certain needs, they will be of limited use to other buyers.

o There may not be insurance coverage for a loss. We could lose income from a loan, or suffer loss on resale of a property, if an uninsured event happened. We require comprehensive liability, fire, flood and extended insurance coverages on all buildings that secure our loans. However, insurance is often not available for certain types of losses, such as riots, acts of war or earthquakes.

o We may incur liability under environmental laws. Various federal, state and local laws make property owners and lenders pay the costs of removal or remediation of certain hazardous substances released on a property. They often impose a penalty without regard to whether an owner, operator, or lender knew of, or was responsible for, the release of hazardous substances. The presence of, or failure to properly remediate, hazardous substances may adversely affect occupancy of any facility, the ability to operate it as intended, and the ability to sell or borrow against a contaminated property. The presence of hazardous wastes on a property could also result in personal injury or similar claims by private plaintiffs.

     We require a transaction screen, appraisal or on-site inspection on every property for which we make a loan. If we then decide it is necessary, we have a Phase I environmental site assessment performed, to identify potential contamination for which a lender may be responsible and to assess the status of regulatory compliance.

o There may be unexpected regulatory compliance costs. The properties for which we provide financing are subject to various other regulations from federal, state, and local authorities. If we or a borrower fail to comply with these regulations, it could result in a fine and the award of damages to private plaintiffs. If a borrower had to spend a significant amount of money to bring a property into compliance, they could be unable to make their loan payments.

If payments to us are delayed or uncollectible, we may not be able to pay you interest or dividends. In addition to risks that all real estate lenders face, we have these particular issues:

o We are highly leveraged. That is, on June 30, 2001, we had about nine times more in certificate debt than we had in shareowners' equity. Payments of interest and principal on the debt are required, whether or not we are current in collecting from our loans or investments.

o It is our practice for some loans to have limited personal guarantees in which each individual guarantor pledges a maximum of $5,000. We may have difficulty suing individuals to force their compliance with the guarantee agreement and may have to take a loss on the loan.

o The ability of any borrower to make the loan payments is dependent on the continuing strength of its contributions and income. To the extent that a church or project suffers a decline in contributions or income from ministries, it may be unable to meet its loan obligations.

o If we must foreclose on a loan, it may take longer and cost more than with other types of real estate to achieve the foreclosure, to repair the building, to find a buyer, or to maintain and protect the property.

o Our interest expense and most other expenses of operation are fixed and will be incurred without regard to our revenues from interest and fees.

o The amount of a single loan for developing a housing ministry may become a significant percentage of our total loans receivable, before that loan is repaid from long-term financing. A recent development loan was over 21% of all loans, a few days before it was refinanced. A delay in, or inability to refinance would mean that problems with one loan could reduce our cash flow below our ability to pay interest on our certificates.

We may not have enough cash to repay our debt when due. We receive cash from loan repayments, fees earned and from sale of common stock and certificates of indebtedness. We use cash in making loans and to repay our certificates. This is a schedule of the due dates and principal amounts on our outstanding certificates:

Due Date               Amount Due             Due Date               Amount Due
--------               ----------             --------               ----------
October 15, 2002       $5,903,917        Various dates in 2002       $3,007,473
April 15, 2003          3,005,944        Various dates in 2003        2,156,325
Various dates in 2004   2,653,577        Various dates in 2005        8,069,612
Various dates in 2006   2,255,774

There will also be interest payments due on certificates. From June 30, 2001 to the date of this prospectus, we have continued to sell Series B certificates due March 15, 2004 and March 15, 2006. In addition to the certificates offered by this prospectus, we are offering certificates that are redeemable upon request by their owners. As a result, we must balance the amount of cash we have at any moment with the amount that we need. This task is difficult because, if we keep too much cash in reserve, we will not earn sufficient income to pay interest on our debts or earn income for our shareowners. If we keep too little cash available, we might default on our obligations. We believe that most certificate owners will purchase new certificates to replace matured ones, so we will not have to send them cash. This may not be what happens and we may be unable to repay all of the maturing principal when due. If we cannot pay the certificates, we would have to try finding other financing or selling some of our assets.

If we fail to pay our Series A or Church Development Fund certificates, a trustee may sell part of our assets. That could result in a loss on other certificates and the shares could become worthless. A portion of our assets, equal to the principal of the outstanding Series A and Church Development Fund certificates, is pledged to a trustee as collateral for payment of interest and principal on those certificates, which will all mature by April 2003. Payments on our other certificates could not be made from those pledged assets. These certificates are described under the heading, "Description of Securities."

Only a part of the shares and certificates offered may be sold, which could lower our future income. Both our certificates and our shares are being sold on a best efforts basis. That means that we, and selected broker- dealers, will use our best efforts to locate investors. No individual or company is guaranteeing to invest any specific amount of money. There is no way for us to predict how much will be purchased. To the degree that we sell fewer securities than offered, our fixed expenses will be a larger part of our income and will lower the potential income to pay interest and dividends.

The board of directors will determine payment of dividends. We have paid dividends since 1999, but we may not necessarily continue to do so. Our board of directors will evaluate the timing and amount of any dividends, based on factors including the cash available for distribution, economic conditions, applicable laws and other facts and circumstances that they think are important to a dividends decision.

We have been operating only since 1985 and have not had to deal with some of the risks of our business. There are cycles in the national and local economies which will affect our ability to collect payments and the market value of properties securing our loans. We have no record to show how we have handled long-term cycles.

If we lose the services of our officers, or if we cannot recruit and train additional skilled people, our business may suffer. Both our chief executive officer, Cecil A. Brooks, and our chief operating officer, John T. Ottinger, have over 16 years managing faith-based, nonprofit property financing. We do not have an employment agreement with them and we are not beneficiaries of any key person life insurance covering them. We are seeking additional people to train, so that we can continue to grow and to decrease our dependence upon our two officers. Our business is specialized and it is difficult to find, train and keep qualified people.

                      Note about forward-looking statements

Some of the statements made in this prospectus, including those relating to expectations for the sale of securities in this offering and the performance of our lending operations, are forward looking and are accompanied by cautionary statements identifying important factors that could cause actual results to differ.

                                 Use of proceeds

The net proceeds will be $18,112,500, assuming all of the shares and certificates offered are sold. All of the net proceeds, after payment of offering expenses, will be used to finance churches and related nonprofit faith-based schools, senior housing, affordable housing, student housing and daycare facilities.

                     Management's discussion and analysis of
                  financial condition and results of operations

Comparisons of past period's results of operations. The discussion and analysis which follows compares our results of operation for 1999 and 2000 and for the first six months of 2000 and 2001. The merger of Presbyterian Investors Fund, Inc. into Cornerstone Ministries Investments, Inc., to become PIF/Cornerstone Ministries Investments, Inc., was completed on December 29, 2000. The results for the two years, and for the six months in 2000, are only for the former CMI and do not include any of the operations of the former PIF. The results since the merger are included in the discussion and analysis for the first six months of 2001, comparing them with results of CMI alone for the first six months of 2000.

Overview. We have always focused on serving only faith-based organizations, principally churches. We also offer specialized programs for churches and non-profit sponsors of senior housing and affordable housing programs. While our earnings have historically come from financing churches, that began to change during the last quarter of 2000 as we began to realize revenues from investment in senior and affordable housing projects. We generate revenue from:

o        interest on loans
o        origination and renewal fees on loans
o        gains on the sale of property securing loans
o        interest on securities
o        consulting fees

We also receive limited lease income, but we are no longer actively pursuing a lease/purchase strategy. We currently charge a 10% fee on new loans and renewal fees of as much as 5% of the outstanding balance of the renewing loan. Our interest rate on all new loans is currently from 10% to 12%. Some loans are participating loans, enabling us to receive income from the gains on the sale of property for which we have provided financing. The participation percentage varies between 25% and 33% of the gains on the sale of real estate.

Comparison of years ending December 31, 1999 and December 31, 2000
Income

General. Assets increased from $4,502,381 at the end of 1999 to $31,124,693 at the end of 2000, as a result of the merger with PIF and the sale of CMI's stock and certificates. The December 29, 2000 merger was too late to materially affect income for the year. Gross income was $534,336 for 1999 and $912,396 for 2000. Net income for these periods, before dividends but after taxes, was $116,138 and $214,228. The increase in gross and net income is the result of increased investable assets arising from the sale of shares and certificates.

Total loans outstanding were $3,412,979 on December 31, 1999 and $26,469,809 on December 31, 2000. Our other assets at the end of 2000 included $273,500 in investments in church bonds and $869,066 in interest receivable. We also had investments in liquid securities of $2,181,280, as required by PIF's financing terms.

Interest Income. Interest income on loans increased during the year 2000, from $148,758 to $432,590, largely as a result of additional loans made during this period. The total increase in loans outstanding, prior to the merger with

PIF, was $1,981,212,  from $3,412,979 at December 1999 to $5,394,191 at December
29, 2000. The loan balance as of December 31, 2000, reflecting the effects of the merger, was $26,469,809. Pro forma loan interest income for the full year 2000 for the combined companies would have been $2,244,862. The weighted average interest rate on the loan balances at December 31, 2000 was 9.77%.

Investment interest income decreased from $34,453 in 1999 to $19,410 in 2000, reflecting a more rapid deployment of available funds into loans.

Fee Income. Fee income for the twelve months ending December 31, 2000 was $478,806 versus $263,162 for the same period in 1999. The increase is the result of additional loans being made during the course of the year out of increased funds arising from the sale of stock and certificates, as well as some limited refinancing of existing loans by third parties, providing some additional loanable assets.

Income from the sale of property. By the end of 1999, we had disposed of most of the property to which we held title and we did not realize any income from the sale of property during the year 2000. None of our participating loans had sold property during the course of the year. At June 30, 2001, we held title to two properties. One, in Douglasville, GA, was sold in September 2001 and we expect to sell the other, in Soddy Daisy, TN, during 2002.

Expenses

Interest Expenses. We experienced an increase in interest expense from $209,541 in 1999 to $314,871 in 2000. We paid $53,360 interest expense on the $750,000 drawn on our bank letter of credit. The rest of this increase in interest expense came from the net increase in outstanding certificate principal of $1,692,864, from $3,063,334 at the end of 1999 to $4,756,198 at the 2000 year end. We began sales of our Series B certificates of indebtedness in May 2000 and the increase is the net of sales less $55,000 in principal balance of certificates that matured. We repaid the letter of credit with the money from these sales. The combined pro-forma interest expense for 2000, reflecting the merger, was $2,354,546. The weighted average interest cost for all of the outstanding certificates at December 31, 2000 was 8.78%.

Marketing and Selling Expenses. We have not paid significant amounts for marketing our lending capabilities because of the continuing backlog of projects with which we have been approached. Total promotional expenses in 2000 were $21,435, an increase of $14,000 over expenses in 1999.

Operating and Administrative Expenses. Operating and administrative expenses totaled $152,092 in 1999 and $196,072 in 2000. Prior to the merger, CMI paid PIF an administrative services fee of 1.5% of assets. This component of operating and administrative fees increased from $47,400 to $76,125, because of the larger asset base on which administrative services were calculated. Other areas of expense increase including accounting, from $7,595 to $12,373, and legal expense, from $3,265 to $10,925. We also experienced some reduction in expenses between 1999 and 2000: from $43 257 to $3,964 in consulting fees and from $15,256 to $9,363 in trust service fees.

We have paid selling commissions to securities broker-dealers for sales of Series B certificates and common stock. These are paid in cash but capitalized over three, five, and seven years, depending on whether a three-year certificate, five-year certificate or common stock is sold. Commissions increased from $18,046 in 1999 to $36,716 in 2000 as certificates and common stock have been sold in the offering which commenced in May 2000. Commission expense, and the accompanying capitalized assets will continue as more securities are sold through these brokers.

Amortized legal expenses increased as a result of the new offering in the year 2000. Legal expenses associated with both the 1998 offering and the 2000 offering are capitalized and amortized. We also capitalized and are amortizing the costs associated with the transfer of registrar, paying agent, and trustee services.

Taxes. Our taxes were $56,567 in 1999 on pre-tax income of $172,705 and $130,166 in 2000 on pre-tax income of $344,394. Total expenses, including taxes, for 1999 were $418,200 and $717,578 for 2000.

Dividends
We paid $111,892 in dividends on our common stock during 1999, an annual rate, based on the initial stock offering price, of 10%. During 2000 the Board declared dividends of $224,019, a 12% annualized return. We paid $189,000 in dividends on our common stock during the first half of 2001.

Comparison of six-month periods ending June 30, 2000 and June 30, 2001
Income

Interest Income. Interest income on loans was $1,225,955 in the first six months of 2001, compared to $177,354 in the prior year's period. This reflects the merger with PIF, along with the additional amounts made available to loan, through the sale of certificates and the sale or refinancing of loans we had made. Investment interest income was $51,557 in the first six months of 2001, compared to $9,660 in the prior year's period. We had more cash pending investment, because of the merger and our financing activities.

Fee Income. Fee income for the six months ending June 30, 2001 was $785,735 versus $136,000 for the same period in 2000. Most of these fees were earned for loans made to senior housing facilities and associated consulting services in obtaining additional financing for them.

Expenses

Interest Expenses. Interest expense increased to $1,254.944 in the first half of 2001 from $167,861 in the 2000 period. This resulted from the net increase in outstanding certificate principal from the PIF merger and sales of our Series B certificates. The weighted average interest cost for the certificates at June 30, 2001 was 8.76%.

Marketing and Selling Expenses. Total promotional expenses in the first six months of 2001 were $30,023, compared to $14,000 in the 2000 period.

Operating and Administrative Expenses. Operating and administrative expenses totaled $216,667 in the first half of 2001, compared to $68,532 in the year earlier period. The amount in 2000 is the administrative services fee CMI paid PIF, equal to 1.5% of assets. The 2001 amount is all of the administrative expenses of the now combined operation. Amortization of commissions to securities broker-dealers for sales of Series B certificates and common stock totaled $21,486 in the six months ended June 30, 2001, in contrast with $11,442 in the 2000 period. Amortization of legal expenses from our securities offerings, and amortization of the costs associated with the transfer of registrar, paying agent, and trustee services totaled $23,587 in the first half of 2001, compared to $8,376 in the 2000 period.

Taxes. Our estimated taxes were $173,460 in the six months ended June 30, 2001. They were $16,500 for the year earlier period, before the merger with PIF.

Liquidity and Capital Resources

We had $706,035 in cash on December 31,1999, $2,181,280 on December 31, 2000 and $2,743,742 on June 30, 2001. We currently have commitments and applications sufficient to invest the cash on hand. Net cash used by investing activities was $2,787,576 during 1999, $23,661,295 during 2000 and $2,749,629 during the first half of 2001 (compared to $1,135,662 in the 2000 first half).

Cash from Operations. Net cash provided from operating activities in 1999 was $19,215 and for 2000 was $1,540,958. The amounts for the first six months of 2000 and 2001 were $617,387 and $88,061.

Cash from Financings. Since it began operations in 1986, PIF was financed entirely by debt certificates sold to investors. It had $25,957,196 in outstanding certificates at the December 29, 2000 merger date. CMI began operations in 1996 with an initial investment of $510,000 from individuals and PIF. CMI's first offering of stock and certificates in 1998 raised a total of $3,747,306. In May 2000, CMI began an offering of up to $2,275,000 in common stock (shares priced at $6.50 per share) and $17,000,000 in unsecured debt certificates. Through June 30, 2001, we had sold 347,421 shares, raising $2,258,239, and $7,147,647 in certificates. A portion of these new investments came from maturing investments in PIF. That offering is continuing.

These are the total amounts of certificates we had outstanding at December 31, 2000, by maturity date:

             Amount                                     Maturity
             ------                                     --------

         $ 1,016,928                     Various dates through December 15, 2001
           5,903,917                                October 1, 2002
           3,007,473                     Various dates through December 15, 2002
           3,005,944                                April 15, 2003
           2,156,326                     Various dates through December 15, 2003
           2,653,577                     Various dates through December 15, 2004
           4,904,438                                March 15, 2005
           3,165,175                     Various dates through December 15, 2005
           2,255,774                                March 15, 2006
           ---------

 Total   $28,069,552

We believe that additional sales of new investments from the current and planned offerings, as well as cash on hand, expected refinancings and sales of existing loans, will be sufficient to meet our capital needs. We are negotiating a bank line of credit to have in place on these certificate maturity dates.

Our experience since 1985 has been that approximately 95% of the maturing amounts are immediately reinvested in new certificates, so that we do not actually pay back that principal in cash. This past experience may not be repeated for future maturing certificates and we may be required to raise cash, from borrowings or selling assets, to pay back more of the maturing certificates.

The amount and timing of our future capital requirements will depend, in addition to repaying maturing certificates, on factors such as the origination and funding of new investments, potential acquisitions of related businesses and the overall success of our marketing efforts for certificates, notes and any other securities.

Effects of inflation
Inflation, which has been limited during the course of our operating history, has had little effect on our operations. We do not believe that it will have a significant impact on our cost of capital or on the rates that we can charge on our loans.

                                    Business

Our primary objective is to maximize value and income for our shareowners, by financing the acquisition and development of facilities for use by churches, their related ministries and non-profit organizations. PIF was incorporated as a Georgia nonprofit corporation in December 1985 and CMI was formed as a Georgia for profit corporation on March 18, 1996. PIF was merged into CMI on December 29, 2000 and CMI's corporate name was changed to PIF/Cornerstone Ministries Investments, Inc.

We offer development loans, construction, bridge and interim loans, usually due within one to three years. The typical maximum investment amount in a church loan is $1,000,000. Our largest loan was $6,000,000 for a senior housing project which has since been refinanced. We do not have any limits on the percentage of our assets that may be in any one investment or in any geographic area of the United States. We have not established any maximum ratio of our total debt to our total shareowners' equity. These policies would be made by our board of directors and could be changed, without the vote of share or certificate owners. A description of our loan programs follows.

Types of loans we make

Development Loans: We will provide financing to young growing churches and ministries that we judge to possess excellent growth potential and show a strong plan to repay the loan through their own growth or income received from related ministries or activities. The borrowers may lack the history, size, equity or income required by conventional lenders or bond underwriters and financial advisors. Development loans are made on an annually renewable basis and carry renewal fees of 5% of the outstanding balance or 10% for a three-year loan. They carry a high interest rate, in the current market no less than 10% per year. The maximum term of a development loan is three years, at which time the loan must be refinanced by an outside lender. They are often made with an initial period of interest only or deferred interest payments, followed by principal and interest payments on an amortization schedule of up to 30 years. Development loans are used to acquire property, portions of which may be resold to pay down the loan, for which we will receive a participation in any profit.

Construction Loans: Construction loans are typically made to finance the construction of new facilities, or to renovate existing facilities. They normally have a maturity of six months to one year. Borrowers typically pay interest only on the outstanding balance drawn for construction. We focus primarily on loans of less than $1,000,000 for churches and daycare facilities; larger loans are required to develop senior housing, affordable housing projects and student housing. We require the customary documentation for construction loans, including lien subordinations and waivers, builders risk insurance, budgets and assignment of relevant contracts to us. We make weekly disbursements on finished invoices and require interim lien waivers on all disbursements.

Semi-permanent Loans: These are often called mini-perms or bridge loans. They are for as long as three years and may be linked to a construction loan. They are often used by churches and other borrowers who expect to receive pledges, grants, leases or other anticipated income but who are in need of immediate funds. We make these loans on an annual renewal basis with an annual renewal fee equal to 1% to 5% of the outstanding balance. The loans are usually repaid by other forms of financing, such as church bonds or conventional loans. We will assist the borrower to find long term financing through some of the lenders with which we have established relationships, or we will sell the loan to one of these lenders.

Our loan policies

Borrowers: We are in the business of providing facilities primarily for use by faith-based non- profit organizations, such as churches and related ministries. We also lend to non-profit entities that extend their ministries through facilities for assisted living, day care, camps, group homes, etc. Primary borrowers will be the organizations that will own and occupy the facility. A special class of borrowers will include some for profit entities that are developing facilities to be occupied or leased by a non-profit as the primary occupant. For profit borrowers must submit signed development and lease agreements with the non-profit entity or organization that will be the primary occupant, as well as refinancing plans that will transfer ownership to the non-profit within the term of the loan. We screen these for profit developers for experience in developing for non-profit owners or occupants.

Loan Terms and Conditions: We make loans for acquiring and developing property, construction of new facilities, renovation of existing facilities, financing of anticipated income from pledges, bridge financing, refinancing existing loans, working capital, and other purposes as our board of directors may find acceptable. Each loan is secured by a first or second mortgage lien, a pledge of revenue, and, where we determine necessary, limited personal guarantees made by members or principals of the borrowers.

We may provide a fixed or variable rate loan. Our loans may include a participation feature where there is the possibility of additional gain upon the sale of excess property acquired by a borrower and resold during the term of our loan. The terms and conditions offered to borrowers, including interest rates, fees, maturities and guarantees, will be based upon current market conditions and factors like our operating expenses and the loan's origination expenses. We charge each borrower an application fee to offset the cost of loan origination and approval, legal fees and out-of-pocket expenses. We charge a commitment and closing fee and may also charge a loan renewal fee. These fees may be paid in cash by the borrower or added to the loan principal, at our discretion.

We generally require the normal protections afforded commercial lenders, including title insurance, real estate surveys, appropriate resolutions of the borrower, appraisals of the property, and the issuance of fire and extended insurance coverages. We use mortgage loan documents in the form currently in use in the state where the mortgaged property is located.

We may accept a second mortgage loan position on certain short-term financings. We may also permit these loans to be converted to tax-exempt bonds.

Loan underwriting requirements

Mortgage loan applications submitted to our underwriting staff will normally include (i) a completed application on our form, (ii) corporate organizational documents, (iii) financial statements including pro forma financial statements,
(iv) certified real estate appraisal,  (v) a real estate survey certified to us,
(vi) preliminary title report, (vii) market and feasibility reports, if applicable, (viii) copies of relevant insurance coverages, (ix) copies of all material contracts and leases and (x) environmental report or affidavit.

Completed applications and supporting material are submitted to the loan committee of our Board of Directors, which has authority to approve loans of $500,000 or less. Loans or investments over this amount must be submitted to the full board for approval. The loan committee consists of at least three directors, not including any directors who are also our officers or staff. The loan committee determines the creditworthiness of the borrower and oversees the rates, terms and conditions of the loan. Upon approval of a loan application, our loan staff will work with its officers and legal counsel to supervise the loan closing, including the preparation of loan documents and forwarding of funds. It is our policy to require borrowers to pay all expenses of the loan including our legal expenses. These expenses are usually deducted from the loan proceeds.

Loan investments we have made

This chart shows the number and amount of loans we have made in each of the last five years, and the first six months of 2001:

                                      Number of                    Amount of
         Year                         loans made                   loans made
         ----                         ----------                   ----------

         1996                              15                  $ 5,467,800
         1997                              16                    7,532,000
         1998                              10                    7,446,100
         1999                              17                   12,953,200
         2000                              10                   11,041,500
         2001 (through June 30)             6                    4,099,100

Each of our loans has a date when the full principal amount becomes due, or when we may call the loan for repayment. Our experience has been that loans are often refinanced before their due date. These are the number and amount of our loan investments, at June 30, 2001, which become due or callable in the last half of 2001 and in each of the next five years:

                                      Number of loans            Amount of loans
         Year                         due or callable            due or callable
         ----                         ---------------            ---------------

         2001 (last six months)                16                  $ 4,014,890
         2002                                  24                   13,078,119
         2003                                   2                    3,658,333
         2004                                   1                    4,334,015
         2005                                   0                        0
         2006                                   1                    2,899,000

New Property Development: In 2000, we began developing new facilities, in conjunction with church, ministry or non-profit organizations, where there are not existing facilities or buildings that would meet their needs. Church and daycare facilities would be from 2,000 to 10,000 square feet, with budgets from $300,000 to $1,000,000. The churches and daycare facilities select from standardized plans available to us and use a developer we accept.

The church will typically have been in existence for at least a year and have a minimum income of $75,000 per year. We perform on site interviews with the potential lessees and purchaser to determine the stability and quality of its leadership and congregation, as well as to perform due diligence on the proposed property for development and the demographics of the area.

In addition to churches, church ministry facilities, daycare facilities and Christian schools, a portion of our assets is being invested to develop senior adult housing, in particular independent living and assisted living facilities owned or sponsored by non profit organizations. These will be based upon our standardized plans and prototype facilities. Assisted living facilities will range in size from 80 to 100 units and cost from $4 million to $11 million. In addition, there are costs associated with the acquisition of property, zoning, permitting, engineering, marketing and operating that may require us to make additional investments. Independent living communities will vary in size but have budgets similar to that of the assisted living facilities. Most often these will be developed on land held by a church or other non-profit. The completed facilities will be owned by or leased to the non-profit entity and refinanced after three years or upon stabilization of occupancy, when financing can be available from conventional sources, such as commercial banks or investment banks.

We have also begun to work with non-profit faith-based organizations to assist in their efforts to provide affordable housing. In these projects we are currently providing loans for the acquisition and development of properties on which single family homes will be offered for sale. There are many federal, state, and local sources of additional and replacement financing to assist either the non-profit sponsor or the home-buyer to develop, build, and market or purchase these facilities. Our loans bring projects to the point at which conventional or governmental financing becomes available. Non-profit sponsors must employ knowledgeable developers and contractors on the projects in which we make loans. Loans may range in size from $100,000 to $3,500,000.

These nonprofit organizations may have little or no assets with which they can provide additional guarantees, collateral or equity for the project. We will seek to obtain additional guarantees from the principals of the church or organization, or from an affiliated organization that can provide the additional security or collateral. For the return of our investment, we will rely primarily on the value of the property to be acquired and developed, the feasibility of the project and the expertise and knowledge of the developer and manager. There will normally be no guarantees from the developer or manager. We will not invest in a project developed by a for profit developer, unless a suitable nonprofit lessee/purchaser has been qualified by the board of directors and signed a letter of inducement or intent.

Possible acquisition of non-profit church loan funds

We believe it could  further our  objectives  to acquire one or more  non-profit
church  loan  and   investment   funds.   We  have  no  present   agreements  or
understandings about acquiring any particular fund.

Church loan funds make a variety of loans to member churches. They raise money by selling debt securities to members and friends of the particular denomination or association. These securities usually carry a fixed interest rate and a fixed term and are renewable upon maturity. The loans they make are structured and documented in a manner similar to typical commercial loans, and usually have the same protections as required by our loan policies.

We believe that there are a number of church loan funds, especially smaller ones, or those serving small constituencies of churches, that are currently unable to make enough loans to pay for the cost of the debt securities they have sold. These funds are seeking to make the same types of loans as the commercial banks and other lenders, but often have a higher cost of funds than these commercial lenders. As a result, they are unable to compete and make loans to their member churches, which typically seek the lowest available interest rate or fee structure.

It would be our intent in acquiring these funds to invest any cash available in our own financing programs. We would also seek to maintain the investor base by offering them similar securities. We might sell any or all of the loans acquired to raise additional capital for investment in our financing programs.

Acquisition of the loan and investment portfolios of church loan funds can be accomplished in a number of different ways. We have discussed with various church loan funds a purchase of certain loans or income properties from the fund and the assumption of a matching amount of debt certificates. We could be required to pay to the church loan fund a premium for the purchase and assumption or might receive a discount after a review of the loan portfolio in terms of quality and yield, as compared to the interest rate on certificates.

A church loan fund might also be merged into our corporate entity. In a merger, we would assume all of the assets and debts of the church loan fund. By law, any net of assets minus liabilities of the non-profit must be distributed to another non-profit.

Our market

We believe, based upon our monitoring of available data, that there are approximately 325,000 Protestant churches in the United States and that 10,000 to 15,000 net new congregations begin annually. Our experience is that these new churches will need between $350,000 to $750,000 to acquire or build their first facility. We have found that the most strategic time for them to set a course for their short term and intermediate term growth is the first one to three years of existence. Their health and growth is substantially increased when they move into a facility designed and dedicated for their use.

The longer life expectancy and age of the baby boomers will require increased services and housing for the elderly. Our investment focus is on preserving or enhancing the independence of residents, while providing options for services as needed. These independent living facilities supply a minimum of personal care while providing such amenities as security, transportation, housekeeping and meals, items which are covered in the monthly rent paid to the facility. In 1996 only 9% of the new developments of senior housing were independent living apartments. According to certain studies, the changes in the older population will increase the demand for housing and services that allow seniors to live independently and the provision of those services and housing will be a major part of the aging process in the future.

Prior to the 1980's, federal programs were the primary vehicles for providing affordable rental and homeownership opportunities. Over the past fifteen years, nonprofit organizations, both community and faith based, have become the nation's primary source of rental and homeownership opportunities for people with low to moderate incomes. They have stepped into the void left by the shrinking federal commitment to these areas and have addressed some of the problems that prevent many from obtaining adequate housing. The ability of these nonprofits to provide housing is limited, due to the diminishing availability of acquisition and development funds needed to qualify for the various state and local financing programs.

We intend to reach our market through a variety of strategies, including radio and direct mail marketing. We expect to develop our investment opportunities primarily through a network of independent representatives in key market areas including initially Atlanta, Dallas, and Orlando/Tampa. These representatives are not our employees, but are paid a commission to identify applicants for our programs. They may also pursue development of the projects and present them to us for review. These representatives may be involved in the project as real estate agent, architect or contractor. We are actively seeking additional representatives in areas of high growth in population and real estate values.

Our competition

We have found that most national lenders focusing on churches and related ministries are unwilling to consider loans of less than $1,000,000 or for churches less than five years old. Local lenders will make smaller loans, but most of them still require at least three years of full operating history. We believe that there is very little competition in the church and ministry markets that we seek to serve.

We will face competition from other financing institutions in some areas of our market and programs. These competitors may include banks, savings and loans, REITs, denominational funds and broker/dealers, all or some of whom may have greater resources or lower costs of operations. We intend to compete on the basis of our management's experience in the church and nonprofit financing, real estate and construction markets and our low cost of operations.

Employees

Cecil A. Brooks and John T. Ottinger, are our principal executive officers. In addition we have four other staff members, with the addition of two new positions in early 2001. They are all full-time employees.

Facilities

In February of 2001, we purchased two office condominiums in Cumming, Georgia to house our growing staff. At present we occupy one and lease the second, pending further growth.

Environmental laws

Under various federal, state and local laws, an owner or a mortgage lender may be liable for the costs of removal or remediation of hazardous or toxic substances from a property, even if they did not cause or even know about the contamination. The costs and liability are not limited and could be more than the value of the property. The presence of these substances may make it difficult to sell the property. Environmental laws also govern the presence of asbestos in buildings and may require removal or precautionary action. They may also impose fines and allow recovery for injury from exposure to asbestos.

We have not incurred any material costs or effects so far from compliance with environmental laws. We require an environmental report or affidavit before we make a mortgage loan or purchase a property. This is a changing area of law and we could have material extra costs or liability from being mortgage lenders or owners of real property.

Government regulations

We do not make any loans to consumers, so we are not subject to the many federal, state and local laws about lending. We are not required to be licensed in the states in which we operate. Our borrowers will be subject to some of the laws intended to protect the public from building hazards and to make buildings accessible. We cannot monitor compliance with all these laws. Enforcement action against the building or our borrowers could interrupt our receipt of payments and decrease the value of the property. We do not believe that any material changes are currently required to any of the properties securing our loans.

Legal proceedings

We are not a party to any pending legal proceeding. We are not aware that any of the properties covered by our mortgage loans is subject to any pending legal proceeding or that any governmental authority is contemplating any legal proceeding involving us or any of those properties.

                                   Management

Our board of directors is elected annually by our shareowners. The board is responsible for our policies and management. However, the board retains a staff to manage the day-to-day affairs, subject to its supervision.

Directors and officers
Name, residence address               Age            Responsibility
-----------------------               ---            --------------

Cecil A Brooks                        70         Director, Chairman of the
P.O. Box 10206 Big Canoe                         Board, President, CEO
Jasper, GA 30143

John T. Ottinger                      47         Director, Vice President, COO,
451 Battersea Dr.                                Secretary and Treasurer
Lawrenceville, GA 30044

Theodore R. Fox                       70         Director, Member of the
575 Big Canoe                                    Audit Committee
Big Canoe, GA

Richard E. McLaughlin                 70         Director,  Member of the
2627 West Grand reserve Circle #511              Loan Committee
Clearwater, FL  33759

Jayme Sickert                         54         Director, Member of the
2891 Inverloch Circle                            Loan Committee
Duluth GA 30096

Irving B. Wicker                      76         Director
132 Eswick Drive
Prattville, AL 36067

Taylor McGown                         64         Director, Member of the
74 Big Canoe                                     Loan committee
Big Canoe, GA  30143

Henry Darden                          67         Director, Member of the
614 Beverly Dr.                                  Audit Committee
Brandon, FL  33510

All directors are elected by the shareowners. Their present terms will conclude at the annual meeting of shareowners in 2002. At that meeting, a third of the directors elected will serve until the annual meeting in 2003, a third until the 2004 meeting and a third until the meeting in 2005. In the future, directors will be elected for three-year terms, as the terms for one-third of the directors expire each year.

         Cecil A. Brooks has served in these capacities since CMI was founded. He graduated from Mercer University in 1952. After a varied career in sales and management, including real estate sales and development, he graduated from Reformed Seminary in 1975. He served as pastor of Trinity Presbyterian Church in Miami, Florida and on the staff of Mission to North America of the Presbyterian Church of America from 1983 to 1994. He formed the Investors Fund for Building and Development (the predecessor to PIF) in 1985 and has served as President from its inception to its merger with CMI. Mr. Brooks has served on the boards of a number of non-profit organizations concerned with foreign missions and housing for the elderly. Mr. Brooks has over 16 years experience in all areas of the church mortgage lending and development business. Mr. Brooks has also worked closely with church bond underwriters and broker-dealers in the church lending market. He has been a director since 1985.

         John T. Ottinger, Jr. has served Vice President and Secretary/Treasurer since CMI was founded. Mr. Ottinger was also CMI's Chief Financial Officer and became its Chief Operating Officer in 2000. He graduated from the University of Delaware in 1976 and spent eight years in the lodging industry. Mr. Ottinger has served as pastor of an established church as well as organizing pastor in North Carolina. Mr. Ottinger joined the PIF staff in 1985. Mr. Ottinger has 16 years of extensive experience in church lending. He has been a director since 1996.

         Theodore R. Fox has served as a director since 1996. He received a Bachelor of Business Administration degree in Management from Georgia State University. Mr. Fox has a 24-year career with Law Engineering Company, retiring as Assistant Vice President. He joined Cole Henderson Drake, Inc. in their finance department and has served on a part time basis since 1993. Mr. Fox is a past Chairman of the Board of the National Association of Credit Managers.

         Richard B. McLaughlin has served as a director since 1996. He has worked in the real estate construction and land development business since 1962. During his long career, he has developed complete subdivisions and constructed approximately 600 homes. During the last ten years he has devoted all his energies to the developing of church properties and the design and construction of church properties. Mr. McLaughlin has consulted on over 300 churches during that time. Mr. McLaughlin is the President and sole owner of Church Development Services, Inc.

         Jayme Sickert has served as a director since 1994. He graduated from Covenant College in 1969 and Covenant Seminary in 1974. He has served a number of churches in the Southeast as Senior Pastor, as well as working with Mission to North America of the Presbyterian Church in America. Since 1993 he has been a Registered Representative and lately President of Regal Investments a registered broker dealer.

         Irving B Wicker has served as a director since 1990. He graduated from the University of Maryland in 1959 and received a Masters Degree from George Washington University in 1963. He is a retired Lieutenant Colonel from the United States Air Force and has been a real estate broker and financial planner for 15 years.

         Taylor McGown has served as a director since 1985. He graduated from the University of Memphis in 1976 and received a Master of Divinity degree from Reformed Theological Seminary in 1979. Mr. McGown served a number of pastorates in a variety of capacities as well as serving as Director of Palmer Children's Home. He is currently a self employed registered representative and investment advisor.

         Henry Darden has served as a director since 1992. He received a Bachelor of Science degree from the University of Georgia in 1955 and an AA in real estate from the City College of Chicago in 1970. Mr. Darden is a retired Lieutenant Colonel with the United States Air Force and currently serves as a financial and tax consultant.

Committees
Audit Committee. The board has established an audit committee of three of its members, including two independent directors. The audit committee will make recommendations concerning the engagement of independent public accountants, review their independence, the services they provide and the results of the audit engagement. The audit committee will also consider the range of audit and non-audit fees and review the adequacy of our internal accounting controls.

Loan and Investment Committee. The board has established a loan and investment committee consisting of five members including the chief executive officer and having a quorum of three members. The committee will review and may approve loans and investments of up to $500,000 on behalf of the board, in accordance with the loan and investment policies as adopted and amended by the board form time to time. Any individual loans or investments in excess of the committee's authority will be subject to approval by the entire board.

Meetings and compensation of directors
The directors meet at least annually and more often as needed. The audit committee meets at least once annually. The loan and investment committee meets as required. Directors receive $100 for each conference call board and committee meeting they attend and $200 for each face-to-face meeting attended. We reimburse them for travel expenses to attend meetings.

Executive compensation

Cecil Brooks and John Ottinger are our only executive officers. They were compensated by PIF through 2000 and their services to CMI were included in the administrative services agreement CMI had with PIF. Our board of directors will determine their compensation in 2001 and the future, through salary or through a long-term compensation plan. We have no employment agreements with them or any of our other employees.

Indemnification of directors and officers and limitation of their liability

Officers or directors are not liable to PIF/CMI or its shareowners, under Georgia law, if they acted in a manner they believed in good faith to be in or not opposed to PIF/CMI's best interests. They are not liable in any criminal proceeding if they had no reasonable cause to believe their conduct was unlawful. As permitted by Georgia law, we will indemnify our officers and directors against liability and their defense costs in any proceeding in which they have been successful or where the directors who are not involved determines that the applicable standard of conduct has been met. We will pay reasonable expenses, including attorneys' fees, incurred by directors or officers in advance of the final disposition of a proceeding, if they furnish written affirmation of good faith belief that they have met the applicable standard of conduct, together with a written promise to repay any advances if it is determined they are not entitled to indemnification. We have been informed that, in the opinion of the Securities and Exchange Commission, any indemnification for liabilities arising under the federal Securities Act of 1933 is unenforceable, as against public policy expressed in that Act.

We do not presently carry any insurance against the liability of our officers and directors.

                              Certain transactions

We have not had any material transactions or loans with any person affiliated with us, or with either PIF or CMI, within the last two years and none is proposed. There were transactions and loans between PIF and CMI before their merger into one entity.

Any future material affiliated transactions and loans will be made or entered into on terms that are no less favorable to us than those that can be obtained from unaffiliated third parties and must be approved by a majority of our independent directors who do not have an interest in the transactions and who had access, at our expense, to our lawyer or independent legal counsel. We do not make loans to our officers or directors.

                              Principal shareowners

     The  following  table shows the  beneficial  ownership  of our common stock immediately  prior  to this  offering,  for  shares  owned  by:  (i) each of our
directors  and  executive  officers,   (ii)  each  shareowner  we  know  to  own
beneficially 5% or more of the outstanding  shares of our common stock and (iii)
all directors and officers as a group. We believe that the beneficial  owners of the common stock listed below,  based on information  they furnished,  have sole investment  and voting power over their  shares,  subject to community  property laws where applicable.
Name of  Beneficial Owner               Number of Shares       Percentage of  Total Common
                                        Beneficially Owned     Stock Beneficially Owned
Cecil A. Brooks                               1,953                       *
John T. Ottinger                              1,540                       *
Taylor McGown                                 1,538                       *
Irving B. Wicker                              1,538                       *
Church Growth Fund, Inc.                     69,228                     13.0%
All directors and executive officers          6,569                      2.5%
as a group (4 Persons)

*  Amounts to less than one percent.                                          17

                            Description of securities

Our articles of incorporation and the Georgia Business Corporation Code authorize us to issue up to 29,000,000 shares of common stock and 1,000,000 shares of preferred stock. We may also issue securities for borrowings. We had 530,613 shares of common stock outstanding at June 30, 2001, held by 226 shareowners. No shares of preferred stock are outstanding. At June 30, 2001, there were $28,248,800 of certificates of indebtedness outstanding, held by 1,199 owners. This is a description of these securities:

Common stock

The owners of common stock elect all the members of our board of directors. Each share owned is entitled to one vote on all matters to be voted on by shareowners. A majority of the shares issued is a quorum. The shareowners are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available. In the event of liquidation, dissolution or winding up of the corporation, the shareowners are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities. Shareowners, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the common stock. All of the outstanding shares of common stock, and the shares issued in this offering, will be fully paid and nonassessable. The transfer agent and registrar for our common stock is TransferOnline, Inc.

Preferred stock

No shares of preferred stock have been issued. We may issue shares in connection with any business acquisitions we may make. No preferred stock will be offered to our officers, directors or principal shareowners, except on the same terms as it is offered to all other existing shareowners or to new shareowners. Our board of directors has the authority to issue series of preferred stock and to set dividend rates and various rights and terms for a series, such as for redemption, the amount payable upon any liquidation of the corporation, conversion into other of our securities and any voting rights. Owners of common stock could be placed below any preferred stock owners in their rights to dividends, liquidation distributions and voting on some matters. Preferred stock could be issued with terms that would have the effect of discouraging a change of corporate control of or other transactions that some common stock owners might believe to be in their best interests.

Certificates of indebtedness previously issued and still outstanding

Both PIF and CMI have issued certificates of indebtedness to fund their financings. These are descriptions of the certificates previously sold and still outstanding:

PIF issued three series of certificates before its December 2000 merger into CMI. The amounts of PIF certificates outstanding are included in this prospectus' financial statements and management's discussion and analysis of financial condition and results of operations.

PIF has offered its mortgage loan fund certificates since 1985, at a $500 minimum investment, for these terms and interest rates:

                      Term                              Annual Rate
                      ----                              -----------
                     1-year                                 6.75%
                     2-year                                 7.25
                     3-year                                 8.00
                     4-year                                 8.25
                     5-year                                 9.00

These mortgage loan fund certificates were also offered for five-year terms, at annual interest rates selected by the investor, between 3% and 7%. All of the mortgage loan fund certificates are unsecured general obligations.

In 1996, PIF began offering certificates of its church bond fund. All of the amounts received from sale of those certificates were invested in bonds issued by churches to fund the construction and renovation of church and ministry facilities. All of the bonds were held by a trustee to secure payment of principal and interest of the certificates. All of these certificates have now been repaid and the bonds released from the trustee.

PIF began offering church development fund certificates in 1997. These certificates were at $2,500 minimum investments, at 9% annual interest and begin to become due on September 30,2002 and continue to mature through September 2004. All of the loans made from the proceeds of church development fund certificates, and all other assets resulting from those proceeds, are being held by a trustee as security for payment of principal and interest on the certificates.

CMI issued $3,056,276 of Series A certificates of indebtedness during a public offering from October 1998 through October 1999. The Series A certificates were secured in their payment of principal and interest by the deposit in trust of an amount of our mortgage loans and cash which was equal to the unpaid amount of Series A certificates. All of the Series A certificates will have matured by April 15, 2003.

CMI commenced an offering in May 2000 of up to $17,000,000 of Series B certificates of Indebtedness, of which $5,680,754 had been sold by June 30, 2001. These securities remained available until the date of this prospectus. There is no trust deposit or other collateral to secure payment of Series B or any other of our certificates.

Certificates of indebtedness offered by this prospectus

This prospectus offers $1,000,000 of Series B Certificates with a March 15, 2005 maturity date and a 7.00% interest rate. It also offers $15,000,000 of Series B Certificates with a March 15, 2007 maturity date and a 9.00% interest rate. Both certificates may be purchased in any amount, with a minimum purchase of $500. Interest will be paid on all certificates each March 15 and September 15. Owners of $10,000 or more of certificates may elect to receive monthly interest payments.

Other certificates we are currently offering

Two other types of certificates are available only by direct purchase from our offices. They are:

Access certificates. These certificates have no stated maturity. They can be purchased in any amount of at least $100 and owners can add to their certificate at any time, in amounts of $100 or more. The amount they have invested will remain in their certificate account until they redeem it. They may redeem any amount of the balance by giving at least seven days written notice. Our board of directors will set the rate on the first business day of each January, June, September and December. The directors may also change the rate between those dates if they believe that market conditions warrant a change. Certificate holders choose to have interest paid semiannually or when they redeem an amount.

Graduated certificates. These are for five year terms. Certificates will be issued in any dollar amount, with a minimum investment of $500. The amount and maturity date is set upon purchase and there can be no additions to the amount during their term. The owners may redeem any amount of the principal or interest on any anniversary date of their purchase, by giving at least ten days written notice. Unless we receive notification of the intent to redeem within 10 business days of maturity, certificates will automatically be renewed, on the terms under which they were originally purchased, at the then prevailing interest rate for similar certificates. These certificates currently pay a graduated increased interest rate based on each year the certificate remains invested. Currently the rates are 7% for the first year, 7.5% for the second year, 8% for the third year, 8.5% for the fourth year, and 9% for the fifth year, giving an overall average, if left invested for 5 years, of 8%. Certificate holders choose, at the time of purchase, to have their interest on the Certificate paid semi-annually or upon maturity. Monthly interest payments are available on investments of $10,000 or more. Unpaid interest is compounded every six months from the issue date of the certificate.

General terms

All certificates will begin to bear interest at the stated rate one business day after we receive funds from an investor. However, we will not issue the certificate or a receipt for an investment until the check or other payment has cleared our bank. All certificate interest and maturities will be calculated on a 365-day year. Any payment due on a weekend or on a nationally recognized bank holiday will be paid the next business day. We will set interest rates for future certificates as market conditions warrant. Certificates issued in the future may bear higher or lower interest rates than the currently offered certificates, and may have different terms and conditions than these certificates. Certificates will normally be registered in book entry form and the investor will receive only a written confirmation of their investment, and not an actual certificate.

Unsecured obligations. No assets have been set aside as collateral for the payment of the certificates. They are general obligations, with no preference over any other debt that we may have. We are not required to deposit into any sinking fund for the purpose of paying the certificates on maturity. The certificates or trust indenture do not restrict us from issuing additional debt or making any additional debt senior in payment priority to the certificates. We are not required to maintain any particular ratios of debt to assets or stockholders' equity.

Default. Regions Bank, Montgomery, Alabama, is the trustee for the certificates. A default would occur if we were more than 60 days late in making an interest or principal payment or if we went into bankruptcy or failed to comply with the trust indenture created for these certificates. If a default happened, the trustee could pursue any available remedy to collect on behalf of the certificate owners. Persons owning at least 25% in amount of the certificates could declare all the certificates due and payable. Persons owning a majority in amount of the certificates could direct the trustee in taking any action it considered lawful and fair. An individual certificate owner is restricted in the ability to start independent proceedings, without the consent of the trustee or joining with others holding a majority in amount of the certificates.

Redemption. Certificate owners may not redeem them for cash before their maturity date. Our current policy is to redeem certificates which have been held at least a year, upon a request showing exceptional need or hardship. There would be an early payment fee equal to six months' interest. We have the right to redeem some or all of the certificates upon notice, sent at least 30 and not more than 60 days before the redemption date. Investors would then exchange their certificates for the principal amount and any unpaid interest. No interest would be earned after the redemption date. If less than all the certificates were redeemed, the paying agent for the certificates would select the ones to redeem, on a basis it considered fair. There is no right to convert the certificates into any of our other securities. We do expect, however, to be offering new series of certificates. Investors could ask that all or part of the amounts due them be reinvested in new certificates, after they had received a current prospectus for the new certificates.

                          Future resales of securities

The certificates may legally be sold. The form and instructions for transfer are on the back of the certificate. There is not expected to be any trading market for the certificates, so any sale would have to be arranged between the certificate owner and a buyer. Registration would not be required for any resale of certificates under federal law, except for certificates held by certain of our affiliates. The shares of our common stock have been approved for listing on the Chicago Stock Exchange and that results in an exemption from registration of the certificates for resale under the laws of most states. Residents of certain states may need to rely upon another exemption from state registration for any resale of their certificates.

The shares sold in this offering and shares sold in earlier public offerings are freely tradable, without restriction or registration under federal securities laws. Sales of shares to residents of certain states or jurisdictions may require registration or an applicable exemption from registration provisions of the shares in those states or jurisdictions. The 73,842 shares of common stock issued to the founders are "restricted securities" and may not be sold in a public distribution except in compliance with the federal Securities Act of 1933 or an applicable exemption under the

Securities Act, including its Rule 144. Rule 144 provides that a person who is not one of our officers, directors or principal shareowners and who has owned shares for at least a year could offer and sell those shares through any trading market, if reporting and other requirements were met.

The shares have been approved for listing on the Chicago Stock Exchange after completion of this offering. In the event the shares are not being traded on the Exchange, Huntleigh Securities Corp. , Medallion Equities, Inc. and MMR Investment Bankers, Inc. have said they will provide an order-matching service for persons wishing to sell or buy shares after this offering is over.

                              Plan of distribution

We are offering shares and certificates directly to the public through Jayme Sickert, our Vice President of Church and Investor Relations, who will not receive any commissions or other compensation based on transactions in securities. His activities are intended to be within Rule 3a4-1 of the federal Securities Exchange Act of 1934 and he will comply with securities regulations of the states in which the offering is to be registered. We will communicate announcements of the offering and offer copies of this prospectus, as permitted by federal and state securities regulations. We are also offering through registered securities broker-dealers, principally Huntleigh Securities Corp., Medallion Equities, Inc. and MMR Investment Bankers, Inc. They will be paid commissions for sales they make of three percent on certificates due 2005, five percent on certificates due 2007 and seven percent on shares of common stock. We have agreed to indemnify the broker-dealers and their controlling persons against any liability arising out of any alleged untrue or omitted statement in this prospectus. We and the broker-dealers will be selling on a "best efforts" basis, without any commitment to sell the entire offering or any minimum amount. We expect to offer these certificates and shares to residents of Alaska, Arkansas, Arizona, Colorado, Delaware, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Jersey, New York, North Carolina, Ohio, Oklahoma, Oregon, Rhode Island, South Carolina, Texas, Utah, Vermont, Virginia and West Virginia. We expect to offer the shares in the additional states of Alabama and Tennessee.

The public offering price for the shares is the same price paid by CMI's founders and by investors in the first public offering. The price, interest rate and other terms of the certificates were set to be competitive with other interest-bearing securities.

There is no escrow of the offering proceeds, so all amounts paid for the certificates will be immediately available to use in our business. We plan to continue the offering until all the certificates have been sold. We reserve the right to close the offering before then and to reject any purchase in full or in part.

                                     Experts

The financial statements of CMI as of and for the periods ended December 31, 1999 and December 31, 2000 have been included in this prospectus in reliance on the report of T. Jackson McDaniel III, certified public accountant.

                              Available Information

This prospectus is part of a registration statement on Form SB-2 filed under the Securities Act of 1933. This prospectus does not contain all of the information in the registration statement and its exhibits. Statements in this prospectus about any contract or other document are just summaries. You may be able to read the complete document as an exhibit to the registration statement.

We file reports under the Securities Exchange Act of 1934. You may read and copy the registration statement and our reports at the Securities and Exchange Commission's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549, Seven World Trade Center, 13th Floor, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may telephone the Commission's Public Reference Branch at 800-SEC-0330. Our registration statement and reports are also available on the Commission's Internet site at http://www.sec.gov.

                           Index to financial statements

                  Independent Auditors' Report                        F-1
                  Balance Sheets                                      F-2
                  Statements of Income and Retained Earnings          F-3
                  Statements of Changes in Stockholders' equity       F-4
                  Statements of Cash Flows                            F-5
                  Notes to Financial Statements                       F-6

                             T. JACKSON McDANIEL III

                           Certified Public Accountant
                               1439 McLendon Drive
                                     Suite C
                                Decatur, GA 30033
                                 (770) 491-0609




To the Board of Directors
PIF/Cornerstone Ministries Investments, Inc.
Cumming, Ga


I have audited the accompanying balance sheet of PIF/Cornerstone Ministries Investments, Inc. as of December 31, 2000 and 1999 and the related statements of income, retained earnings, cash flows and changes in stockholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PIF/Cornerstone Ministries Investments, Inc. as of December 31, 2000 and 1999 and the results of its operations, its cash flows and changes in stockholders' equity for the years then ended in conformity with generally accepted accounting principles.

S/T. Jackson McDaniel III

March 12, 2001

PIF/CORNERSTONE MINISTRIES INVESTMENTS, INC.
BALANCE SHEET
June 30, 2001  (Unaudited) and December 31, 2000 (Audited) and December 31, 1999 (Audited)

ASSETS                                                   12/31/99             12/31/00           6/30/01
                                                        (AUDITED)             (AUDITED)         (UNAUDITED)
                                                    ----------------     -----------------    --------------
CURRENT ASSETS
 CASH                                               $        706,035     $       2,181,280    $    2,743,742
 ACCOUNTS RECEIVABLE                                               -                67,085           287,772
 ACCRUED INTEREST RECEIVABLE                                  46,167               869,066           802,987
                                                    ----------------     -----------------    --------------

          TOTAL CURRENT ASSETS                               752,202             3,117,431         3,834,501

REAL ESTATE LOANS RECEIVABLE                               3,412,979            26,469,809        28,590,067

FIXED ASSETS-NET OF ACCUMULATED
 DEPRECIATION                                                      -                 6,689           234,220

INTANGIBLE ASSETS-NET OF ACCUMULATED
  AMORTIZATION                                               332,200               955,226         1,032,286

INVESTMENTS
 REAL ESTATE HELD                                                  -               295,499           746,891

OTHER ASSETS
 BOND HOLDINGS                                                     -               273,500           223,000
 PREPAID INSURANCE                                                 -                 5,507             1,500
 DEPOSIT                                                       5,000                 1,031               400
                                                    ----------------     -----------------    --------------

          TOTAL  ASSETS                             $      4,502,381     $      31,124,693    $   34,662,865
                                                    ================     =================    ==============


LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES
 ACCOUNTS PAYABLE                                   $         87,537     $          26,337    $       13,468
 INTEREST PAYABLE                                             83,750             2,213,690         2,412,731
 INCOME TAXES PAYABLE                                         30,810               112,264           165,695
 PAYROLL TAX LIABILITIES                                           -                34,871            10,503
 DUE TO INVESTORS                                                  -                     -            89,915
 DIVIDENDS PAYABLE                                            29,776               151,974                 -
 DUE TO CHURCH GROWTH FOUNDATION                                   -                22,240                 -
 RENT DEPOSITS HELD                                              700                   700                 -
                                                    ----------------    ------------------   ---------------

          TOTAL CURRENT LIABILITIES                          232,573             2,562,076         2,692,312

LONG TERM LIABILITIES-INVESTOR CERTIFICIATES
 LOAN FOR BUILDING                                                 -                     -           200,933
 INVESTOR CERTIFICATES                                     3,056,276            25,483,051        28,047,867
 BOND FUND CERTIFICATES                                            -               474,145                 -
                                                    ----------------    ------------------   ---------------

          TOTAL LONG TERM LIABILITIES                      3,056,276            25,957,196        28,248,800

 DEFERRED INCOME TAXES                                        12,372                22,823            31,669
                                                    ----------------    ------------------   ---------------

          TOTAL LIABILITIES                                3,301,221            28,542,096        30,972,781

COMMON STOCK, .01 PAR VALUE,
 10,000,000 SHARES AUTHORIZED,
 397,227  ISSUED AND OUTSTANDING                               1,191                 3,972             5,306

PAID IN CAPITAL                                            1,189,839             2,578,286         3,443,961

RETAINED EARNINGS (DEFICIT)                                   10,130                   339           240,817
                                                    ----------------    ------------------   ---------------

          TOTAL SHAREHOLDER'S EQUITY                       1,201,160             2,582,597         3,690,084
                                                    ----------------    ------------------   ---------------

TOTAL LIABILITIES AND MEMBER'S EQUITY               $      4,502,381     $      31,124,693    $   34,662,865
                                                    ================    ==================   ===============

                                                                                                         F-2

                    See accompanying accountant's report and notes to financial statements

PIF/CORNERSTONE MINISTRIES INVESTMENTS, INC
STATEMENT OF INCOME
   AND RETAINED EARNINGS
For the 6 months ended June 30, 2001  (Unaudited) and June 30, 2000  (Unaudited)
  and the years  ended  December  31,  2000  (Audited)  and  December  31,  1999 (Audited)
                                                               12/31/99             12/31/00         6/30/00           6/30/01
                                                               (AUDITED)           (AUDITED)       (UNAUDITED)       (UNAUDITED)
                                                          ----------------     ----------------   ---------------    --------------
REVENUES
 Interest Income-Loans                                     $      148,758       $      432,590    $      178,791     $   1,348,948
 Fees Earned                                                      263,162              478,806           136,000           795,925
 Rental Income                                                      1,452                    -                 -             7,346
 Other income                                                           -                1,000             1,000             2,965
 Gain on Sale of Real Estate                                       86,513                    -                 -                 -
                                                          ----------------     ----------------   ---------------    --------------

TOTAL REVENUES                                                    499,885              912,396           315,791         2,155,184

OPERATING EXPENSES
 Interest Expense-Investor Certificates                           209,541              314,871           136,494         1,249,017
 Interest on Line of Credit                                             -               53,360            31,367             5,927
 Management Fees                                                   47,400               76,125            31,973                 -
 Marketing Expenses                                                33,876               92,239            19,822           105,203
 Operating Expenses                                                70,816               50,817            31,559           431,575
                                                          ----------------     ----------------   ---------------    --------------

TOTAL OPERATING EXPENSES                                          361,633              587,412           251,215         1,791,722

NET INCOME FROM OPERATIONS                                        138,252              324,984            64,576           363,462


OTHER INCOME (EXPENSE)
 Interest Income-Banks                                             34,453               19,410             9,660            51,557
 Income Tax Expense                                               (56,567)            (130,166)          (12,253)         (174,541)
                                                          ----------------     ----------------   ---------------    --------------

TOTAL OTHER INCOME (EXPENSE)                                      (22,114)            (110,756)           (2,593)         (122,984)

NET INCOME                                                 $      116,138      $       214,228    $       61,983     $     240,478

RETAINED EARNINGS (DEFICIT)-BEGINNING OF PERIOD                    (9,688)                 103            10,130               339

DIVIDENDS                                                        (111,892)            (224,019)          (72,010)                -
                                                          ----------------     ----------------   ---------------    --------------

RETAINED EARNINGS (DEFICIT)-END OF PERIOD                  $       (5,442)     $        (9,688)   $          103     $     240,817
                                                          ================     ================   ===============    ==============



                                                                                                                                 F-3

                    See accompanying accountant's report and notes to financial statements

PIF/CORNERSTONE MINISTRIES INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the years ended December 31, 2000 and December 31, 1999

                                                                                   Retained          Total
                                                   Common          Paid-In         Earnings         Owner's
                                                    Stock          Capital        (Deficit)         Equity
                                                  ----------    --------------    -----------    --------------

           Balance at December 31, 1998             $   730       $   729,140        $ 5,884       $  735,754

           Net Income (Loss) for the year
            ended December 31, 1999                       -                 -        116,138       $  116,138

           Dividends declared                             -                 -       (111,892)        (111,892)

           Capital contribution                         461           460,699              -          461,160
                                                  ----------    --------------    -----------    --------------

           Balance at December 31, 1999             $ 1,191       $ 1,189,839       $ 10,130       $1,201,160

           Net Income (Loss) for the year
            ended December 31, 2000                       -                 -        116,138          116,138

           Dividends declared                             -                 -       (111,892)        (111,892)

           Capital contribution                       2,781         1,388,447              -        1,391,228
                                                  ----------    --------------    -----------    --------------

           Balance at December 31, 2000             $ 3,972       $ 2,578,286       $ 14,376       $2,596,634
                                                  ==========    ==============    ===========    ==============


                                                                                                          F-4

                    See accompanying accountant's report and notes to financial statements

PIF/CORNERSTONE MINISTRIES INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
For the 6 months ended June 30, 2001  (Unaudited) and June 30, 2000  (Unaudited)
  and the years ended December 31, 2000 (Audited) and December 31, 1999 (Audited)
                                                  12/31/99           12/31/00         6/30/00         6/30/01
                                                  (AUDITED)          (AUDITED)      (UNAUDITED)     (UNAUDITED)
                                              ---------------    ---------------    ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash from Operations:
   Net income (loss)                          $      116,138     $      214,228     $    61,983     $   240,478

  Items that do not use
    Cash:
      Amortization                                    14,332             31,945           8,375          59,809
  (Increase) Decrease in
    Accounts Receivable                                    -            (67,085)        (46,229)       (220,687)
  (Increase) Decrease in
    Accrued Interest Receivable                      (44,219)          (822,899)        (12,146)         66,079
  (Increase) Decrease in
    Intangible Assets                               (147,022)          (154,971)        (70,463)       (106,939)
  (Increase) Decrease in
    Other Assets                                      (5,000)            (1,538)          5,000          55,138
  Increase (Decrease) in
    Accounts Payable                                 (59,997)           (61,200)        (74,891)        (12,869)
  Increase (Decrease) in
    Interest Payable                                  81,053          2,129,940          37,352         199,041
  Increase (Decrease) in
    Dividends Payable                                 29,776            122,198          42,269        (151,974)
  Increase (Decrease) in
    Rent Deposit Payable                              (5,080)                 -               -            (700)
  Increase (Decrease) in
    Income taxes payable                              30,810             81,454         (18,557)         53,431
  Increase (Decrease) in
    Payroll Tax Liabilities                                -             34,871               -         (24,368)
  Increase (Decrease) in
    Other Liabilities                                      -             23,564               -          67,675
  Increase (Decrease) in
    Deferred tax liability                             8,424             10,451           3,584           8,846
                                              ---------------    ---------------    ------------    ------------

Net Cash Provided (Used) by
  Operating Activities                                19,215          1,540,958         (63,723)        232,960

Cash Flows From Investing Activities:
  Real Estate Purchased                                    -           (295,499)       (263,042)       (451,392)
  Effect of PIF Asset Acquisition                          -           (308,966)              -               -
  Plant, Property & Equipment Purchased                    -                  -               -        (257,460)
  Loans purchased                                          -        (21,720,888)              -               -
  Loans made                                      (3,552,450)        (3,387,451)     (1,608,234)     (7,960,335)
  Loan principal repayments received                 764,874          2,051,509         809,847       5,840,077
                                              ---------------    ---------------    ------------    ------------
Net Cash Provided (Used) by
  Investing Activities                            (2,787,576)       (23,661,295)     (1,061,429)     (2,829,110)

Cash Flows From Financing Activties:
  Stock subscriptions sold                           461,160          1,391,228          41,987         867,009
  Certificates of Indebtedness Issued                      -          1,699,922         207,141       2,090,671
  Certificates of Indebtedness Acquired            2,417,776         20,726,853               -
  Loan-PIF                                                 -                  -         606,607
  Loan for Building                                        -                  -               -         200,933
  Dividends Paid                                     (82,116)          (222,421)        (72,010)              -
                                              ---------------    ---------------    ------------    ------------

Net Cash Provided by Financing Activities          2,796,820         23,595,582         783,725       3,158,613

Net Increase (Decrease)
  in Cash:                                            28,459          1,475,245        (341,427)        562,463
Cash-Beginning of Period                             677,576            706,035         706,035       2,181,280
                                              ---------------    ---------------    ------------    ------------

Cash-End of Period                            $      706,035     $    2,181,280     $   364,608     $ 2,743,743
                                              ===============    ===============    ============    ============

During the year ended December 31,  2000 the Company
 paid cash interest of $317,360
                                                                                                          F-5

                    See accompanying accountant's report and notes to financial statements

                    CORNERSTONE MINISTRIES INVESTMENTS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                       DECEMBER 31, 2000 and JUNE 30, 2001

NOTE 1 - Summary of Significant Accounting Policies

(A) Conformity  with  Generally  Accepted  Accounting  Principles and Accounting
Method

The accounting policies of the Company conform to generally accepted accounting principles consistent to its industry. The Company uses the accrual method of accounting.

(B) Description of Company's Operations

The Company is in the business of originating and purchasing Mortgage loans on Church and Church related properties. Costs associated with loan applications received directly from borrowers are expensed as period costs.

The Company is also in the business of investing in Church and Church related real estate for the purpose of 1)selling at a profit, 2)leasing to Churches and Church related activities.

(C) Organizational Information

The Company is a corporation organized under the laws of the State of Georgia.

(D) Provision for Loan Losses

Management is of the opinion that losses arising from the default of Church or Church related loans are not probable or reasonably estimated. Management has an aggressive policy of working out any potential problem loans before they reach the default stage. As of the balance sheet date no loan is in arrears in a material amount. Therefore, no allowance for loan losses is reflected in the accompanying statements.

(F) Comparative Data

The Balance Sheet information for the year ended December 31, 1999 is presented for comparative purposes and are not intended to be complete financial statement presentations.

(G) Accrued Interest Income

Interest income is accrued monthly on the outstanding balance of loans receivable.

(H) Accrued Interest Expense

Interest on Certificates of Indebtedness is accrued semiannually from the date of issuance, and may be paid semiannually. Investors holding five year certificates in multiples of $10,000 may receive interest monthly.

(I) Cash and Cash Equivalents

Cash and cash equivalents include checking accounts and short term certificates with original maturities of 90 days of less.

NOTE 2 - LEASE COMMITMENTS

The Company currently has no material lease commitments. For the year ended December 31, 2000 the Company shared office space at no cost with its largest shareholder. (See NOTE 13)

                    CORNERSTONE MINISTRIES INVESTMENTS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                       DECEMBER 31, 2000 and JUNE 30, 2001


NOTE 3 - REAL ESTATE LOANS RECEIVABLE

At December 31, 2000 and December 31, 1999, and June 30, 2001 the Company had Real Estate Loans Receivable from Churches totaling $26,469,809, $3,412,979, and $28,590,063 respectively. These loans mature over a period beginning in 2001 and ending in 2012. Of the total loans receivable at December 31, 2000 $21,720,888 were acquired as a result of the PIF Acquisition (See NOTE 12)

NOTE 4 - INTANGIBLE ASSETS

Intangible assets consist of costs incurred to 1)organize the Company, 2) costs of registering the Company's equity and debt securities, 3) developing the Prospectus for registering of the Company's securities, and 4) commissions paid and/or accrued on the sale of debt securities and equity securities. These intangibles are amortized on a straight line basis for periods of 5 to 40 years.

NOTE 5 - INCOME TAXES

Income taxes payable and the  corresponding  expense on The Company's net income for the years ended December 31,  2000,and  December 31, 1999 and the six months ended June 30, 2001 and June 30, 2000.
                               12/31/2000         12/31/1999        06/30/2001       06/30/2000
                             ---------------    ---------------    --------------   --------------
Current:    Federal           $ 101,519          $    36,044        $ 142,193        $      8,744
            State                18,195                8,151           23,502               3,505

Deferred    Federal               9,058               10,747            7,447               2,855
            State                 1,394                1,625            1,399                 729
                             ---------------    ---------------    --------------   --------------

                              $ 130,166          $    56,567        $ 174,541        $     15,837
                             ===============    ===============    ==============   ==============

Deferred income taxes arise because of timing differences between financial accounting and tax accounting rules for the deductibility of intangible amortization expense.

NOTE 6 - CASH CONCENTRATION

A cash concentration risk arises when the Company has more cash in one financial institution then is covered by insurance. At December 31, 2000, and June 30, 2001 the Company had cash in one institution that was over the amount insured by the FDIC of $2,081,280 and $1,468,777 respectively.

                    CORNERSTONE MINISTRIES INVESTMENTS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                       DECEMBER 31, 2000 and JUNE 30, 2001


NOTE 7 - SIGNIFICANT BUSINESS CONCENTRATION

At December 31, 2000 the Company has loans receivable derived from lending activities of $26,469,809. Of this amount $5,155,426 or approximately 19.5% of the total loan portfolio of the Company is from one entity. At June 30, 2001 the total loans outstanding were $28,590,067 with the loan outstanding to this entity equal to $6,129,597 or approximately 21.44% of the Company's total loan portfolio. This entity borrowed the funds to finance Phase I of an Assisted Living Facility in Ft. Pierce, Fl. At December 31, 2000, this facility had not yet opened. However, subsequent to year end, the financed facility opened Phase
I. Subsequent to the quarter ended June 30, 2001, the Company's loan was refinanced and the Company received approximately $3,800,000 in cash and acquired $2,300,000 in tax free bonds in exchange for the balance.

NOTE 8-NAME CHANGE

Prior to the year ended December 31, 1998, the Company was named "Cornerstone Ministries Fund, Inc.". During the year ended December 31, 1998, the Company changed its name to "Cornerstone Ministries Investments, Inc." to allow it to register its securities in all 50 states and to more correctly identify it with its mission. Prior to December 31, 2000 the Company again changed its name to "PIF/Cornerstone Ministries Investments, Inc." to reflect the acquisition of the Presbyterian Investors Fund by the Company. (SEE NOTE 12)

NOTE 10-SECURITIES OFFERING

In December 1999 The Company filed a FORM SB-2 Registration Statement under The Securities Act of 1933. Under this Registration Statement it is The Company's intent to raise approximately $19,275,000 in additional capital. This is to be accomplished through the issuance of $2,275,000 in additional Common Stock and $17,000,000 in new Certificates of Indebtedness.
As of the date of the accompanying accountant's report the Company has an additional 278,100 shares of stock as a result of this offering.

NOTE 11-STOCK SPLIT

In December of 1999 the board of directors authorized a split its stock in a ratio of approximately 1.53 to 1. This split was effected for shareholders of record on January 2, 2000, and effected as of January 15, 2000. The split has no effect on the earnings or cash position of the company at December 31, 2000

NOTE 12-ACQUISITION OF ASSETS OF PRESBYTERIAN INVESTORS FUND, INC.

On October 11, 2000 the Board of Directors agreed to acquire certain assets of the Presbyterian Investors Fund, Inc. (PIF). PIF was in the business of originating and purchasing loans made to churches that are members of The Presbyterian Church in America (PCA). The acquisition price was determined by an evaluation of the loan portfolio of the PIF and was to be paid by the assumption of certain liabilities of PIF plus a premium to be paid for the assets that was not to be less than $500,000. This acquisition was closed on December 29, 2000 effective as of that date. The financial statements to which these footnotes are a part include the results of that acquisition.

NOTE 13-SUBSEQUENT EVENT-REAL ESTATE ACQUISITION

On February 1, 2001 the company acquired two office condos to be used as office space. The purchase price was $250,000. The company occupied this new office space on February 28, 2001. Until the new space was occupied the company operated under a month to month lease at $1,031 a month.


                           [Alternate Certificate of Indebtedness Prospectus Cover Page]

                                                    $16,000,000



                                                  PIF/Cornerstone
                                                     Ministries
                                                 Investments, Inc.

                                       SERIES B CERTIFICATES OF INDEBTEDNESS
                                            ---------------------------

         Cornerstone Ministries Investments,  Inc. is offering these Series B Certificates of Indebtedness directly to investors and also through selected securities broker-dealers, on a best efforts basis.

         The amount you pay for certificates  will be repaid upon their maturity date, unless you choose to replace them with any  certificates we may be offering at that time. We do not expect that there will be any trading market for the certificates.

         This offering will end when all the certificates have been purchased or earlier, if we decide to close the offering. There is no requirement that a minimum number of certificates must be sold.


               This offering involves a high degree of risk. See "Risk Factors" beginning on page 4.


Neither the Securities and Exchange  Commission nor any state securities  regulator has approved or disapproved the certificates  or determined if this  prospectus is accurate or complete.  Any  representation  to the contrary is a criminal offense.

===================================================================================================================
    Certificate            Annual           Principal          Public Offering     Broker-dealer
     Maturity             Interest            Amount              Price per        Discounts and       Proceeds to
       Date                 Rate             Offered             Certificate        Commissions            CMI
-------------------------------------------------------------------------------------------------------------------
March 15, 2005             7.00%          $ 1,000,000               $500               $ 75             $2,425
March 15, 2007             9.00%           15,000,000               $500               $125             $2,375
-------------------------------------------------------------------------------------------------------------------

  Total                                   $16,000,000                                $780,000         $15,220,000

===================================================================================================================

                                            ---------------------------

                                  The date of this Prospectus is___________, 2001


                PART II -- INFORMATION NOT REQUIRED IN PROSPECTUS

Item 27.  Exhibits

     Exhibits listed below are filed as part of this Registration Statement pursuant to Item 601 of Regulation S-B.

     Exhibit
     Number                                    Description
     -------                                   -----------

       23.1      Consent of T. Jackson McDaniel III, Certified Public Accountant

                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorizes this Post-effective Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, in Cumming, Georgia, on October 23, 2001.

                           PIF/CORNERSTONE MINISTRIES INVESTMENTS, INC. (Issuer)

                                   By     S/CECIL A. BROOKS
                                      ------------------------------------------
                                      Cecil A. Brooks, Chief Executive Officer

     In accordance  with the  requirements  of the Securities Act of 1933,  this post-effective  amendment  No. 2 to  registration  statement  was  signed by the following persons in the capacities and on the dates stated.
                 Signature                                    Title                                        Date
                 ---------                                    -----                                        ----
   S/CECIL A. BROOKS                                 Chief Executive Officer, President and          October 23,  2001
--------------------------------------------         Chairman of the Board of Directors
   Cecil A. Brooks

   S/JOHN T. OTTINGER                                Vice President, Chief Financial Officer         October 23,  2001
--------------------------------------------         Secretary, Treasurer and Director
   John T. Ottinger                                  (Principal financial and accounting officer)

   S/THEODORE R. FOX                                 Director                                        October 23,  2001
--------------------------------------------
   Theodore R. Fox

   S/RICHARD E. MCLAUGHLIN                           Director                                        October 23,  2001
--------------------------------------------
   Richard E. McLaughlin

   S/JAYME SICKERT                                   Director                                        October 23,  2001
--------------------------------------------
   Jayme Sickert

   S/IRVING B. WICKER                                Director                                        October 23,  2001
--------------------------------------------
   Irving B. Wicker

   S/TAYLOR MCGOWN                                   Director                                        October 23,  2001
--------------------------------------------
   Taylor McGown

   S/HENRY R. DARDEN                                 Director                                        October 23,  2001
--------------------------------------------
   Henry Darden


*   S/CECIL A. BROOKS                                                                                October 23,  2001
    -----------------
          Cecil A. Brooks
          Attorney-in-fact